June 13, 2019

Julie Wainwright
Chairperson and Chief Executive Officer
TheRealReal, Inc.
55 Francisco Street
Suite 600
San Francisco, CA 94133

       Re: TheRealReal, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 6, 2019
           File No. 333-231891

Dear Ms. Wainwright:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. We note your response to prior comment 4 and your indication that the form of certificate of incorporation mirrors the revised disclosure. However, we are unable to locate a reference to "under Delaware law" as it pertains to derivative actions or a reference to the inapplicability of the provision to claims under the Federal Securities laws. Please revise or tell us why you do not believe such revisions are necessary.
 Julie Wainwright
TheRealReal, Inc.
June 13, 2019
Page 2

       You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Andrew Blume,
Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director at 202-551-3264 with any other questions.



FirstName LastNameJulie Wainwright                         Sincerely,
Comapany NameTheRealReal, Inc.
                                                           Division of
Corporation Finance
June 13, 2019 Page 2                                       Office of Consumer
Products
FirstName LastName